Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM ACHIEVES MAJOR NEW DESIGN WIN
FOR EXTERNAL BYPASS SWITCHES FROM
EXISTING TIER-1 SECURITY CUSTOMER

– Revenues From Design Win Expected to Ramp to ~$3M/Year –

KFAR SAVA, Israel - January 12, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has secured a major new Design Win from an existing customer, a Tier-1 Security company, for its external BYPASS Switches. Silicom has already begun delivering production units under the framework of the Design Win, and, based on the customer’s current production quantities and demand projections, expects Design Win-related sales to increase to approximately $3 million per year.

For the past several years, this customer has been incorporating a variety of Silicom “in the server” solutions into its security appliances. Based on its positive experience, it will now begin using Silicom’s external bypass solutions to assure a continuous flow of network traffic for in-line appliances without internal bypass capabilities that must maintain connectivity at all times.

“We are excited to announce another major Design Win with this prestigious Security industry leader,” commented Shaike Orbach, Silicom’s President and CEO. “Our success is a clear demonstration of one of our most important growth engines: the ongoing expansion of our business with satisfied customers, who, pleased with our performance on one front, select us for additional solutions, sometimes in a totally different area. Additionally, as with this case, new Design Wins can even surpass the value of our original wins.”

Mr. Orbach continued, “Given the market’s continued evolution to higher and higher speeds, we believe this customer will be ordering our next-generation, ever-higher-performance products, including our 40G and 100G offerings. Thus our business model continues to prove itself, with trusted customer relationships serving as the fuel for our long-term expansion.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com